Filed by Phoenix Biotech Acquisition Corp.

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Phoenix Biotech Acquisition Corp.

Commission File No.: 001-40877

On October 31, 2021 Intrinsic Medicine, Inc. (“Intrinsic Medicine”), in connection with the proposed business combination by and between Intrinsic Medicine, Phoenix Biotech Acquisition Corp. (“PBAX”) and OM Merger Sub, Inc., a wholly-owned subsidiary of PBAX (“Merger Sub”), published the following posts on LinkedIn and Twitter:

LinkedIn:

Twitter:

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination by and between PBAX, Intrinsic Medicine and Merger Sub. In connection with the proposed business combination, PBAX intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement and a preliminary prospectus relating to the shares of PBAX common stock to be issued in connection with the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that PBAX has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis for any investment decision or any other decision in respect of the proposed business combination.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, PBAX’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY PBAX WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

The definitive proxy statement/final prospectus will be mailed to stockholders of PBAX as of a record date to be established for voting on the proposed business combination. Additionally, PBAX will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by PBAX may be obtained, when available, free of charge from PBAX at www.phoenixbiotechacquisitioncorp.com. PBAX stockholders may also obtain copies of the proxy statement/prospectus, when available, without charge, by directing a request to PBAX’s Secretary at Phoenix Biotech Acquisition Corp., 2201 Broadway, Suite 705, Oakland, CA 94612, Attention: Secretary.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement, by and between PBAX, Merger Sub and Intrinsic Medicine, dated October 30, 2022, and filed as Exhibit 2.1 to the Current Report on Form 8-K filed by PBAX on October 31, 2022, which contains the full terms and conditions of the proposed business combination.

Participants in Solicitation

This communication may be deemed solicitation material in respect of the proposed business combination. PBAX and Intrinsic Medicine and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from PBAX’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of PBAX’s directors and officers in PBAX’s filings with the SEC, including PBAX’s initial public offering prospectus, which was filed with the SEC on October 8, 2021, PBAX’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of PBAX’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PBAX’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by PBAX’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Intrinsic Medicine’s and PBAX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Intrinsic Medicine and PBAX.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of PBAX is not obtained; (iii) the ability to maintain the listing of the combined company’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations of PBAX or Intrinsic Medicine as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of Intrinsic Medicine’s business strategy and the timing of expected business milestones; (x) the effects of competition on Intrinsic Medicine’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against PBAX, Intrinsic Medicine or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by PBAX’s public stockholders; (xiv) the ability of PBAX to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to biotechnology, industry and regulations; (xvii) changes in laws and regulations; and (xviii) those factors discussed in PBAX’s Annual Report on Form 10-K for the year ended December 31, 2021, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in each case, under the heading “Risk Factors,” and other documents of PBAX to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or PBAX’s or Intrinsic Medicine’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PBAX nor Intrinsic Medicine presently know or that PBAX and Intrinsic Medicine currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PBAX’s, and Intrinsic Medicine’s expectations, plans or forecasts of future events and views as of the date of this communication. PBAX, and Intrinsic Medicine anticipate that subsequent events and developments will cause PBAX’s and Intrinsic Medicine’s assessments to change. However, while PBAX, and Intrinsic Medicine may elect to update these forward-looking statements at some point in the future, each of PBAX, and Intrinsic Medicine specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing PBAX’s and Intrinsic Medicine’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.